SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

November 8th, 2007

OCTOBER 2007 TRAFFIC

Passenger activity

•	Decline in traffic limited to 0.7% despite Air France cabin crew strike

•	Load factor maintained at 80.6%

•	Further rise in unit revenue excluding currency impact

Cargo

•	Rise in both traffic (+1.7%) and load factor (+2.3 points)

The strike by cabin crew at Air France between 25th and 29th October 2007 led to the cancellation of some 28% of Air France group flights over the period, including subsidiaries.

Without this strike action, Air France-KLM would have recorded a 4.5% increase in both capacity and traffic for the month of October. The figures shown below include the impact of the strike action, and are not therefore wholly representative of current activity trends.

Passenger activity

Strong levels of activity in the first few weeks of October at both Air France and KLM, enabled the group to limit to 0.7% the decline in traffic for the Air France-KLM group for the month as a whole. Capacity remained stable (+0.3%) and the load factor stood at 80.6% (-0.8 points). Unit revenue excluding currency impact continued to progress. The Group carried some 6.3 million passengers (+2.2%).

•	On the Americas network traffic was almost stable (+0.3%) with capacity up by 2.6% leading to a load factor of 84.7% (-1.9 points).

•	The Asia network recorded a 3.4% rise in both traffic and capacity. The load factor was therefore stable at the high level of 88.4%.

•	On the Africa & Middle-East network traffic was down by 0.5% while capacity was down 1.8%. The load factor gained 1 point to 77.2%.

•	The Caribbean & Indian Ocean network saw a 10.1% fall in traffic while capacity was down 6.1%. The load factor declined by 3.4 points to 76.1%.

•	The European network saw traffic down by 2.4% and capacity by 1.6%. The load factor stood at 71.3% (-0.6 points).

Cargo activity

Traffic progressed by 1.7% driven once more by the Asia and Africa & Middle-East networks. Capacity was down by 1.6%, affected by the reduction in belly capacity linked to the strike. The load factor gained 2.3 points to 70.0%.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	October			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,260	6,401	(2.2%)	46,075	45,071	2.2%
Revenue pax-kilometers (RPK)	16,895	17,007	(0.7%)	125,473	120,202	4.4%
Available seat-kilometers (ASK)	20,972	20,910	0.3%	151,740	145,487	4.3%
Load factor (%)	80.6%	81.3%	(0.8)	82.7%	82.6%	0.1
Europe (including France)
Passengers carried (000s)	4,412	4,546	(2.9%)	32,222	31,797	1.3%
Revenue pax-kilometers (RPK)	3,463	3,550	(2.4%)	25,917	25,385	2.1%
Available seat-kilometers (ASK)	4,859	4,940	(1.6%)	34,984	34,095	2.6%
Load factor (%)	71.3%	71.9%	(0.6)	74.1%	74.5%	(0.4)
America (North and South)
Passengers carried (000s)	758	764	(0.8%)	5,849	5,494	6.5%
Revenue pax-kilometers (RPK)	5,643	5,623	0.3%	43,077	40,122	7.4%
Available seat-kilometers (ASK)	6,662	6,491	2.6%	49,640	45,427	9.3%
Load factor (%)	84.7%	86.6%	(1.9)	86.8%	88.3%	(1.5)
Asia / Pacific
Passengers carried (000s)	469	451	3.8%	3,251	3,052	6.5%
Revenue pax-kilometers (RPK)	4,062	3,928	3.4%	28,115	26,436	6.3%
Available seat-kilometers (ASK)	4,595	4,444	3.4%	32,007	30,086	6.4%
Load factor (%)	88.4%	88.4%	(0.0)	87.8%	87.9%	(0.0)
Africa / Middle East
Passengers carried (000s)	424	421	0.7%	3,114	3,026	2.9%
Revenue pax-kilometers (RPK)	2,265	2,278	(0.5%)	16,363	15,940	2.7%
Available seat-kilometers (ASK)	2,935	2,988	(1.8%)	20,419	20,571	(0.7%)
Load factor (%)	77.2%	76.2%	1.0	80.1%	77.5%	2.6
Caribbean / Indian Ocean
Passengers carried (000s)	196	219	(10.4%)	1,639	1,702	(3.7%)
Revenue pax-kilometers (RPK)	1,462	1,627	(10.1%)	12,001	12,320	(2.6%)
Available seat-kilometers (ASK)	1,921	2,046	(6.1%)	14,690	15,308	(4.0%)
Load factor (%)	76.1%	79.5%	(3.4)	81.7%	80.5%	1.2

Cargo activity (in millions)

	October			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	991	975	1.7%	6,627	6,406	3.4%
Available tonne-km (ATK)	1,416	1,440	(1.6%)	9,922	9,818	1.1%
Load factor (%)	70.0%	67.7%	2.3	66.8%	65.3%	1.5
Europe (including France)
Revenue tonne-km (RTK)	8	7	13.4%	52	48	8.7%
Available tonne-km (ATK)	47	48	(3.2%)	339	337	0.6%
Load factor (%)	16.8%	14.3%	2.5	15.2%	14.1%	1.1
America (North & South)
Revenue tonne-km (RTK)	317	329	(3.7%)	2,131	2,164	(1.5%)
Available tonne-km (ATK)	464	475	(2.3%)	3,263	3,263	(0.0%)
Load factor (%)	68.3%	69.2%	(0.9)	65.3%	66.3%	(1.0)
Asia / Pacific
Revenue tonne-km (RTK)	513	490	4.7%	3,402	3,212	5.9%
Available tonne-km (ATK)	656	683	(4.0%)	4,569	4,592	(0.5%)
Load factor (%)	78.2%	71.7%	6.5	74.4%	69.9%	4.5
Africa / Middle East
Revenue tonne-km (RTK)	107	96	11.5%	732	647	13.0%
Available tonne-km (ATK)	169	150	13.3%	1,176	1,054	11.6%
Load factor (%)	63.4%	64.4%	(1.1)	62.2%	61.4%	0.8
Caribbean / Indian Ocean
Revenue tonne-km (RTK)	46	52	(12.2%)	311	336	(7.3%)
Available tonne-km (ATK)	80	84	(4.1%)	575	571	0.6%
Load factor (%)	57.2%	62.5%	(5.3)	54.2%	58.8%	(4.6)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2007. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 8, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations